EXECUTION COPY

R2 ENERGY LTD.

- and –

COMPUTERSHARE TRUST COMPANY OF CANADA

SECOND SUBSCRIPTION RECEIPT AGREEMENT

Providing for the Issue of

9,583,333 Subscription Receipts

Dated as of September 3, 2014

TABLE OF CONTENTS

	ARTICLE 1 INTERPRETATION

1.1	Definitions	2
1.2	Interpretation	6
1.3	Applicable Law	7

	ARTICLE 2 THE SECOND SUBSCRIPTION RECEIPTS

2.1	Creation and Issue of Second Subscription Receipts	7
2.2	Terms of Second Subscription Receipts	8
2.3	Form of Second Subscription Receipts	8
2.4	Second Subscription Receipts to Rank Pari Passu	9
2.5	Subscription Receiptholder not a Shareholder	9

	ARTICLE 3 REGISTRATION, TRANSFER AND OWNERSHIP OF SECOND SUBSCRIPTION RECEIPTS

3.1	Registration of Second Subscription Receipts	9
3.2	Ownership of Second Subscription Receipts	10

	ARTICLE 4 CONVERSION OF SECOND SUBSCRIPTION RECEIPTS

4.1	Conversion of Second Subscription Receipts by Subscription Receipt Agent	10
4.2	Effect of Conversion	11
4.3	No Fractional Securities	11
4.4	Recording	11
4.5	No Certificates	11
4.6	Securities Restrictions	12

	ARTICLE 5 COVENANTS

5.1	General Covenants	13
5.2	Remuneration and Expenses of Subscription Receipt Agent	16
5.3	Notice of Issue	16
5.4	Securities Qualification Requirements	16
5.5	Performance of Covenants by Subscription Receipt Agent	16

	ARTICLE 6 DEPOSIT OF PROCEEDS AND CANCELLATION OF SECOND SUBSCRIPTION RECEIPTS

6.1	Deposit of Escrowed Proceeds is Escrow	17
6.2	Investment of Escrowed Funds	17
6.3	Release of Escrowed Funds	18
6.4	Escrowed Funds Held in Trust	19
6.5	Representation Regarding Third Party Interests	19

	ARTICLE 7 ENFORCEMENT

7.1	Suits by Subscription Receiptholders	19
7.2	Limitation of Liability	20

	ARTICLE 8 MEETINGS OF SUBSCRIPTION RECEIPTHOLDERS

8.1	Right to Convene Meetings	20
8.2	Notice	20
8.3	Chairman	20
8.4	Quorum	21
8.5	Power to Adjourn	21
8.6	Show of Hands	21
8.7	Poll	21
8.8	Voting	21
8.9	Regulations	22
8.10	The Corporation and Subscription Receipt Agent may be Represented	22
8.11	Powers Exercisable by Extraordinary Resolution	22
8.12	Meaning of “Extraordinary Resolution”	23
8.13	Powers Cumulative	24
8.14	Minutes	24
8.15	Instruments in Writing	25
8.16	Binding Effect of Resolutions	25
8.17	Evidence of Subscription Receiptholders	25
8.18	Holdings by the Corporation and Subsidiaries Disregarded	25

	ARTICLE 9 SUPPLEMENTAL AGREEMENTS AND SUCCESSOR COMPANIES

9.1	Provision for Supplemental Agreements for Certain Purposes	26
9.2	Successor Entities	27

	ARTICLE 10 CONCERNING SUBSCRIPTION RECEIPT AGENT

10.1	Applicable Legislation	27
10.2	Rights and Duties of Subscription Receipt Agent	27
10.3	Evidence, Experts and Advisors	28
10.4	Documents, Money, Etc. held by Subscription Receipt Agent	29
10.5	Action by Subscription Receipt Agent to Protect Interests	30
10.6	Subscription Receipt Agent not Required to Give Security	30
10.7	Protection of Subscription Receipt Agent	30
10.8	Replacement of Subscription Receipt Agent	31
10.9	Conflict of Interest	32
10.10	Acceptance of Duties and Obligations	33

	ARTICLE 11 GENERAL

11.1	Notice to the Corporation and Subscription Receipt Agent	33
11.2	Notice to Subscription Receiptholders	34
11.3	Satisfaction and Discharge of Agreement	34
11.4	Sole Benefit of Parties and Subscription Receiptholders	35
11.5	Discretion of Directors	35
11.6	Force Majeure	35
11.7	Privacy Consent	35
11.8	Counterparts and Formal Date	36

SCHEDULE “A” ESCROW RELEASE NOTICE		A-1

SCHEDULE “B” FORM OF DECLARATION FOR REMOVAL OF LEGEND		B-1

SUBSCRIPTION RECEIPT AGREEMENT

THIS AGREEMENT (the “Agreement”) dated as of the 3rd day of September, 2014.

AMONG:

R2 ENERGY LTD., a corporation existing under the laws of the Province of Alberta, Canada,

(the “Corporation”)

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada,

(the “Subscription Receipt Agent”)

WHEREAS on July 31, 2014 the Corporation issued 19,166,666 Initial Subscription Receipts (as hereinafter defined) at a price of C$0.30 per Initial Subscription Receipt on a private placement basis, with each Initial Subscription Receipt representing the right to acquire one-half of one Second Subscription Receipt (as hereinafter defined) and one-half of one Unit (as hereinafter defined) in the manner herein set forth;

AND WHEREAS all things necessary have been done and performed to make the Second Subscription Receipts legal, valid and binding obligations of the Corporation with the benefits of and subject to the terms of this Agreement;

AND WHEREAS the foregoing recitals are made as representations by the Corporation and not by the Subscription Receipt Agent;

AND WHEREAS the Subscription Receipt Agent has agreed to enter into this Agreement and to hold all rights, interests and benefits contained herein for and on behalf of those Persons (as hereinafter defined) who from time to time become holders of Second Subscription Receipts issued pursuant to this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration mutually given, the receipt and sufficiency of which are hereby acknowledged, by each of the Corporation and the Subscription Receipt Agent, the Corporation hereby appoints the Subscription Receipt Agent as agent for the Subscription Receiptholders (as hereinafter defined), to hold all rights, interests and benefits contained herein for and on behalf of those Persons who from time to time become holders of Second Subscription Receipts issued pursuant to this Agreement, and the Corporation and the Subscription Receipt Agent hereby covenant, agree and declare as follows:

ARTICLE 1
INTERPRETATION

1.1

Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith:

(a)

“Amalgamation Agreement” means the amalgamation agreement dated August 1, 2014 between the Corporation, San Antonio and 1837783 Alberta Ltd. setting forth the terms and conditions of the Transaction;

(b)

“Applicable Legislation” means such provisions of any statute of Canada or of a province thereof, and of regulations under any such statute, relating to subscription receipt agreements or to the rights, duties and obligations of corporations and of subscription receipt agents under subscription receipt agreements, as are from time to time in force and applicable to this Agreement;

(c)

“Approved Bank” has the meaning ascribed thereto in Section 6.2(a);

(d)

“Authenticated” means the issuance of an uncertificated Second Subscription Receipt, one in respect of which the Subscription Receipt Agent has completed all Internal Procedures such that the particulars of such uncertificated Second Subscription Receipt as required by Section 2.3(b) are entered in the applicable register of holders of Second Subscription Receipts; and “Authenticate”, “Authenticating” and “Authentication” have the appropriate correlative meanings;

(e)

“Business Day” means any day that is not a Saturday, Sunday, civic or statutory holiday in Vancouver, British Columbia, or a day when the principal corporate trust office of the Subscription Receipt Agent in the City of Vancouver, British Columbia is not generally open to the public for the transaction of business;

(f)

“Common Shares” means the class A common shares in the capital of the Corporation as constituted on the date hereof;

(g)

“Corporation” means R2 Energy Ltd.;

(h)

“Counsel” means a barrister or solicitor or a firm of barristers and solicitors, who may be counsel for the Corporation, acceptable to the Subscription Receipt Agent;

(i)

“Director” means a director of the Corporation for the time being, and reference without more to action by the directors means action by the directors of the Corporation as a board or, to the extent empowered, by a committee of the board, in each case by resolution duly passed;

(j)

“Escrowed Funds” means the Escrowed Proceeds plus all interest and income, if any, earned thereon;

(k)

“Escrowed Proceeds” means the cash amount of $5,755,198.43, being the gross proceeds of the Offering, less the cash amount released on satisfaction of the First Release Condition in accordance with the terms of the Subscription Receipt Agreement, which amount was delivered to the Subscription Receipt Agent to be held in escrow on the terms and subject to the conditions of the Subscription Receipt Agreement and this Agreement as confirmed in writing by the Corporation;

(l)

“Extraordinary Resolution” has the meaning attributed thereto in Section 8.12 and Section 8.15 hereof;

(m)

“Exchange Act” means the U.S. Securities Exchange Act of 1934;

(n)

“First Release Condition” means collectively, the following conditions:

(i)

other than the release of the Escrowed Funds (as such term is defined in the Subscription Receipt Agreement), and the filing of the requisite amalgamation application, all of the conditions to the completion of the Transaction having been satisfied or waived in a manner satisfactory to the Corporation and San Antonio; and

(ii)

the Corporation having delivered the First Release Notice to the Subscription Receipt Agent;

(o)

“First Release Date” means either (i) the date, prior to the Termination Time (as defined in the Subscription Receipt Agreement), on which the First Release Notice is received by the Subscription Receipt Agent in accordance with the terms of the Subscription Receipt Agreement, provided that the First Release Notice is received by the Subscription Receipt Agent by 8:00 a.m., Vancouver time, on such date; or (ii) the first Business Day, provided that it is prior to the Termination Time, following the date on which the First Release Notice is received by the Subscription Receipt Agent in accordance with the terms of this Agreement, if the First Release Notice is received by the Subscription Receipt Agent after 8:00 a.m., Vancouver time, on such date;

(p)

“First Release Deadline” means on or prior to 5:00 p.m. (Vancouver time) on September 15, 2014, subject to extension at the request of the Corporation;

(q)

“First Release Notice” means a written notice in substantially the form set out in Schedule “B” attached to the Subscription Receipt Agreement executed by the Corporation confirming that the First Release Condition has been satisfied;

(r)

“Initial Subscription Receipts” means the subscription receipts created and issued pursuant to Section  of the Subscription Receipt Agreement and authorized for issue thereunder and that have not at the particular time expired, been purchased by the Corporation converted or otherwise becomes null, void and of no further force or effect;

(s)

“Internal Procedures” means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the applicable register at any time (including without limitation, original issuance or registration of transfer of ownership) the minimum number of the Subscription Receipt Agent’s internal procedures customary at such time for the entry, change or deletion made to be complete under the operating procedures followed at the time by the Subscription Receipt Agent;

(t)

“Offering” means the sale of 19,166,666 Initial Subscription Receipts by the Corporation on a private placement basis for gross proceeds of C$5,749,999.80;

(u)

“Person” includes an individual, corporation, partnership, trustee, unincorporated organization or any other entity whatsoever, and words importing Persons have a similar extended meaning;

(v)

“Purchase Price” means C$0.30 per Initial Subscription Receipt and which shall be allocated equally between the Second Subscription Receipts and Units issuable upon conversion thereof;

(w)

“Regulation S” means Regulation S under the U.S. Securities Act;

(x)

“San Antonio” means San Antonio Ventures Inc., a corporation existing under the laws of the Province of British Columbia and includes any successor corporation thereto;

(y)

“San Antonio Shares” means the common shares in the capital of San Antonio as constituted on the date hereof;

(z)

“San Antonio Subscription Receipt” means a subscription receipt of San Antonio issuable on exchange of a Second Subscription Receipt pursuant to the Transaction;

(aa)

“San Antonio Unit” means a unit of San Antonio, each of which is to be comprised of two San Antonio Unit Shares and two San Antonio Warrants;

(bb)

“San Antonio Unit Share” means a San Antonio Share;

(cc)

“San Antonio Warrant” means a common share purchase warrant of San Antonio which entitles the holder thereof to acquire one San Antonio Share at a price of C$0.25 per share until July 31, 2019;

(dd)

“SEC” means the U.S. Securities and Exchange Commission;

(ee)

“Second Release Condition” means collectively, the following conditions:

(i)

receipt of Shareholder Approval and filing of the articles of amendment to give effect to an increase in the authorized share capital of San Antonio; and

(ii)

the Corporation or San Antonio, as the case may be, having delivered the Second Release Notice to the Subscription Receipt Agent;

(ff)

“Second Release Date” means either (i) the date, prior to the Termination Time, on which the Second Release Notice is received by the Subscription Receipt Agent in accordance with the terms of this Agreement, provided that the Second Release Notice is received by the Subscription Receipt Agent by 8:00 a.m., Vancouver time, on such date; or (ii) the first Business Day, provided that it is prior to the Termination Time, following the date on which the Second Release Notice is received by the Subscription Receipt Agent in accordance with the terms of this Agreement, if the Second Release Notice is received by the Subscription Receipt Agent after 8:00 a.m., Vancouver time, on such date;

(gg)

“Second Release Deadline” means the later to occur of 5:00 p.m. (Vancouver time) on September 30, 2014 and the day that is 10 days following the First Release Deadline, subject to extension with the request of the Corporation;

(hh)

“Second Release Notice” means a written notice in substantially the form set out in Schedule “A” attached hereto executed by the Corporation and San Antonio confirming that the Second Release Condition has been satisfied;

(ii)

“Second Release Time” means 10:00 a.m. Vancouver time on the Second Release Date;

(jj)

“Second Subscription Receipt” means each whole second subscription receipt to be created and issued pursuant to Section 2.1(a) of this Agreement and authorized for issue hereunder and that have not at the particular time expired, been purchased by the Corporation converted or otherwise becomes null, void and of no further force or effect;

(kk)

“Shareholder Approval” means the requisite approval by the shareholders of San Antonio of a resolution increasing the authorized capital of San Antonio to an unlimited number of common shares;

(ll)

“Stock Exchange” means the TSX Venture Exchange;

(mm)

“Subscription Receipt Agent” means Computershare Trust Company of Canada, including its successors and assigns;

(nn)

“Subscription Receipt Agreement” means the subscription receipt agreement dated July 31, 2014 between the Corporation and the Subscription Receipt Agent governing the terms and conditions of the Initial Subscription Receipts;

(oo)

“Subscription Receiptholders” or “holders” means the Persons from time to time entered in a register of holders described in Section 3.1 hereof as holders of Second Subscription Receipts;

(pp)

“Subscription Receiptholder’s Request” means an instrument, signed in one or more counterparts by Subscription Receiptholders who hold in the aggregate not less than 10% of the total number of Second Subscription Receipts then outstanding, requesting the Subscription Receipt Agent to take some action or proceeding specified therein;

(qq)

“Subsidiary of the Corporation” means any corporation of which Voting Shares carrying more than 50% of the votes attached to all outstanding Voting Shares of such corporation are owned, directly or indirectly, other than by way of security only, by one or more of the Corporation and any Subsidiary of the Corporation, provided that the Corporation or such Subsidiary of the Corporation is not contractually or otherwise prohibited or restricted from exercising sufficient of the voting rights attached to such Voting Shares to elect at least a majority of the directors of such corporation;

(rr)

“Termination Date” means the earlier of:

(i)

the date on which the Subscription Receipt Agent receives a Termination Notice provided that if such notice is not received on a Business Day or is received after 4:30 p.m. (Vancouver time) on a Business Day the Termination Date shall be the next Business Day;

(ii)

the date that is first Business Day after the Second Release Deadline, if the Subscription Receipt Agent has not received the Second Release Notice prior to 5:00 p.m. (Vancouver time) on the Second Release Deadline;

(ss)

“Termination Notice” means a written notice from the Corporation addressed to the Subscription Receipt Agent indicating that the Second Release Condition will not be satisfied and directing the Subscription Receipt Agent to return all remaining Escrowed Funds to the Subscription Receiptholders;

(tt)

“Termination Time” means 5:00 p.m. (Vancouver time) on the Termination Date;

(uu)

“Transaction” means a three cornered amalgamation that will result in the acquisition of the Corporation by San Antonio;

(vv)

“this Subscription Receipt Agreement”, “this Agreement”, “hereto”, “hereunder”, “hereof”, “herein”, “hereby” and similar expressions mean or refer to this Subscription Receipt Agreement and any indenture, deed or instrument supplemental or ancillary hereto, and the expressions “article”, “section”, “subsection”, “paragraph”, “subparagraph”, “clause” and “subclause” followed by a number mean the specified article, section, subsection, paragraph, subparagraph, clause or subclause of this Agreement;

(ww)

“Unit” means each whole unit of the Corporation, each of which is to be comprised of one Unit Share and one Warrant;

(xx)

“Unit Share” means a Common Share of the Corporation;

(yy)

“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(zz)

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

(aaa)

“Voting Shares” means shares of any corporation of one or more classes or series of a class of shares of such corporation carrying voting rights under all circumstances (and not by reason of the happening of a contingency) sufficient if exercised to elect all of the directors of such corporation, provided that such shares shall be deemed not to cease to be Voting Shares solely by reason of a right to vote for the election of one or more of the directors of such corporation accruing to shares of another class or series of a class of shares of such corporation by reason of the happening of a contingency;

(bbb)

“Warrant” means a Common Share purchase warrant of the Corporation which entitles the holder thereof to acquire one Common Share at a price of C$0.50 per share until July 31, 2019;

(ccc)

“Warrant Share” means a Common Share of the Corporation issuable on exercise of a Warrant;

(ddd)

“Written Order of the Corporation”, “Written Request of the Corporation”, “Written Direction of the Corporation” and “Certificate of the Corporation” mean a written order, request, consent, direction and certificate, respectively, signed in the name of the Corporation by any Director or officer of the Corporation or by any other individual to whom such signing authority is delegated by the directors from time to time, and may consist of one or more instruments so executed respectively.

1.2

Interpretation

(a)

Words Importing the Singular: Words importing the singular include the plural and vice versa and words importing a particular gender or neuter include both genders and neuter.

(b)

Interpretation Not Affected by Headings, Etc.: The division of this Agreement into articles, sections, subsections, paragraphs, subparagraphs, clauses and subclauses, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(c)

Day Not a Business Day: Unless otherwise indicated, if the day on or before which any action which would otherwise be required to be taken hereunder is not a Business Day that action will be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

(d)

Time of the Essence: Time will be of the essence in all respects in this Agreement.

(e)

Currency: Except as otherwise stated, all dollar amounts herein are expressed in Canadian dollars.

(f)

Severability:  In the event that any provision hereof shall be determined to be invalid or unenforceable in any respect, such determination shall not affect such provision in any other respect or any other provision hereof, all of which shall remain in full force and effect.

1.3

Applicable Law

This Agreement will be construed and enforced in accordance with the laws prevailing in the Province of British Columbia and the federal laws of Canada applicable therein and will be treated in all respects as British Columbia contracts.

ARTICLE 2

THE SECOND SUBSCRIPTION RECEIPTS

2.1

Creation and Issue of Second Subscription Receipts

(a)

An aggregate of 9,583,333 Second Subscription Receipts, on the terms and subject to the conditions herein provided, are hereby created and authorized for issue upon conversion of the Initial Subscription Receipts in accordance with the terms of the Subscription Receipt Agreement.

(b)

Pursuant to the Subscription Receipt Agreement, holders of Initial Subscription Receipts waived any entitlement to be issued and delivered certificates representing any of the Second Subscription Receipts, Unit Shares or Warrants and agreed to accept in lieu thereof certificates (or other evidence of issue) representing the San Antonio Subscription Receipts, San Antonio Unit Shares and San Antonio Warrants upon the exchange of the Second Subscription Receipts, Unit Shares and Warrants, respectively, pursuant to the Transaction.

(c)

One-half of one Second Subscription Receipt shall be issued, without any further act or formality, on the First Release Date, for each Initial Subscription Receipt held and each such Second Subscription Receipt shall be a fully paid and non-assessable security of the Corporation and the Subscription Receipt Agent will enter onto the securities register of the Corporation the names of each holder of Second Subscription Receipts to which each such holder of Initial Subscription Receipts is entitled, and the persons to whom such securities are to be issued shall be deemed to have become the holder or holders of record of such Second Subscription Receipts on the First Release Date.

(d)

Each Second Subscription Receipt issued hereunder will entitle the holder thereof, upon the conversion thereof in accordance with the provisions of Article 4 hereof, and without payment of any additional consideration, to be issued one Unit.

(e)

Pursuant to the terms of the Amalgamation Agreement, each Second Subscription Receipt will be exchanged for one San Antonio Subscription Receipt, and San Antonio and the Subscription Receipt Agent will enter into a supplemental agreement whereby San Antonio will assume the obligations of the Corporation with respect to the Second Subscription Receipts under this Agreement, and such supplemental indenture will provide for the issue of certificates representing the San Antonio Subscription Receipts.

2.2

Terms of Second Subscription Receipts

(a)

Purchase by the Issuer: Notwithstanding Section 3.1(b), the Corporation may from time to time purchase Second Subscription Receipts by private agreement or otherwise, and any such purchase may be made in such manner, from such Persons, at such prices and on such terms as the Corporation in its sole discretion may determine in agreement with the applicable Subscription Receiptholder.  Second Subscription Receipts purchased by the Corporation pursuant to this Section 2.2(a) shall be accompanied by a Written Direction of the Corporation to cancel the Second Subscription Receipts represented thereby and shall not be reissued.  For greater certainty, nothing in this Section 2.2(a) shall grant to the Corporation a unilateral right of redemption with respect to the Second Subscription Receipts.

(b)

Cancellation of Second Subscription Receipts: In the event that either (i) a Termination Notice is delivered prior to the Second Release Deadline, or (ii) the Second Release Notice is not delivered to the Subscription Receipt Agent prior to the Second Release Deadline, all of the Second Subscription Receipts shall, without any action on the part of the holders thereof, be cancelled by the Subscription Receipt Agent as of the Termination Time and holders of Second Subscription Receipts shall thereafter have no rights thereunder except to receive, and the Subscription Receipt Agent shall pay to such holders from the Escrowed Funds, an amount equal to the aggregate Purchase Price allocated to the number of Second Subscription Receipts then held plus the holder's pro rata share of interest, if any, on such amount (less any withholding tax required to be withheld in respect thereof). Such amount (less any withholding tax required to be withheld in respect thereof), shall be returned to each holder of a Second Subscription Receipt by the Subscription Receipt Agent in accordance with Section 6.3(b) hereof.  The Corporation shall be liable for any shortfall between the amounts owing to Subscription Receiptholders under this Section 2.2(b) and the amount of Escrowed Funds.  The Subscription Receipt Agent shall have no responsibility for any shortfall owing to the Subscription Receiptholders.

2.3

Form of Second Subscription Receipts

(a)

Form: Upon the issue of Second Subscription Receipts, no certificates representing the Second Subscription Receipts shall be issued or delivered.  Notwithstanding that certificates representing the Second Subscription Receipts will not have been issued or delivered, the Second Subscription Receipts shall be deemed to have been issued, and the persons to whom such Second Subscription Receipts are to be issued shall be deemed to have become the holder or holders of record of such Second Subscription Receipts on the First Release Date (and for certainty, prior to the completion of the Transaction).

(b)

Authentication:  The Subscription Receipt Agent, shall Authenticate uncertificated Second Subscription Receipts (whether upon original issuance, exchange, registration of transfer, partial payment, or otherwise) by completing its Internal Procedures and the Corporation shall, and hereby acknowledges that it shall, thereupon be deemed to have duly and validly issued such uncertificated Second Subscription Receipts under this Agreement.  Such Authentication shall be conclusive evidence that such uncertificated Second Subscription Receipts has been duly issued hereunder and that the Subscription Receiptholder or Subscription Receiptholders are entitled to the benefits of this Agreement.  The register described in Section 3.1 shall be final and conclusive evidence as to all matters relating to uncertificated Second Subscription Receipts with respect to which this Agreement requires the Subscription Receipt Agent to maintain records or accounts.  In case of differences between the register at any time and any other time, the register at the later time shall be controlling, absent manifest error and such uncertificated Second Subscription Receipts are binding on the Corporation. Authenticating by way of entry on the applicable register shall not be construed as a representation or warranty by the Subscription Receipt Agent as to the validity of this Agreement or of such uncertificated Second Subscription Receipts (except the due Authentication thereof) or as to the performance by the Corporation of its obligations under this Agreement and the Subscription Receipt Agent shall in no respect be liable or answerable for the use made of the uncertificated Second Subscription Receipts or any of them or the proceeds thereof.

(c)

Uncertificated Second Subscription Receipts:  Any uncertificated Second Subscription Receipts validly issued in accordance with the terms of this Agreement shall, subject to the terms of this Agreement and applicable Securities Laws, validly entitle the holder to acquire Unit Shares and Warrants of the Corporation.

(d)

Production: Except as provided in this Article 2, all Second Subscription Receipts shall, save as to denominations, be of like tenor and effect.

(e)

Legend on Subscription Receipts: Second Subscription Receipts, as well as all certificates issued in exchange for or in substitution of such Second Subscription Receipts, shall be deemed to bear the following legends:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS FOUR MONTHS AND ONE DAY AFTER THE LATER OF: (I) JULY 31, 2014; AND (II) THE DATE THE ISSUER BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY.”

(f)

United States Legends: Second Subscription Receipts originally issued pursuant to Section 4(a)(2) of the U.S. Securities Act and/or Regulation D thereunder, as well as all certificates issued in exchange for or in substitution of such certificates representing Second Subscription Receipts, shall be deemed to bear the following legend:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”).  THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, OR (C) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE LAWS, AFTER THE HOLDER HAS FURNISHED TO THE ISSUER AN OPINION TO SUCH EFFECT FROM COUNSEL OF RECOGNIZED STANDING, OR OTHER EVIDENCE, IN EITHER CASE REASONABLY SATISFACTORY TO THE ISSUER.  DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

2.4

Second Subscription Receipts to Rank Pari Passu

All Second Subscription Receipts will rank pari passu, whatever may be the actual dates of issue.

2.5

Subscription Receiptholder not a Shareholder

Nothing in this Agreement or in the holding of a Second Subscription Receipt or otherwise shall be construed as conferring on any Subscription Receiptholder any right or interest whatsoever as a shareholder of the Corporation, including but not limited to any right to vote at, to receive notice of, or to attend, any meeting of shareholders or any other proceeding of the Corporation or any right to receive any dividend or other distribution.

ARTICLE 3
REGISTRATION, TRANSFER AND OWNERSHIP OF SECOND SUBSCRIPTION RECEIPTS

3.1

Registration of Second Subscription Receipts

(a)

Register: The Corporation will cause to be kept by the Subscription Receipt Agent at its principal office in Vancouver, British Columbia a register of holders in which shall be entered in alphabetical order the names and addresses of the holders of Second Subscription Receipts and particulars of the Second Subscription Receipts held by them;

(b)

Transfer: The Second Subscription Receipts are non-transferable, other than with the consent of the Corporation;

(c)

No Notice of Trusts: Subject to applicable law, neither the Corporation nor the Subscription Receipt Agent will be bound to take notice of or see to the execution of any trust, whether express, implied or constructive, in respect of any Second Subscription Receipt.

(d)

Inspection: The registers referred to in Section 3.1(a) hereof, and any branch register maintained pursuant to Section 3.1(e) hereof, will at all reasonable times be open for inspection by the Corporation and any Subscription Receiptholder. The Subscription Receipt Agent will from time to time when requested to do so in writing by the Corporation or any Subscription Receiptholder (upon payment of the reasonable charges of the Subscription Receipt Agent) furnish the Corporation or such Subscription Receiptholder with a list of the names and addresses of holders of Second Subscription Receipts entered on such registers and showing the number of Second Subscription Receipts held by each such holder.

(e)

Location of Registers: The Corporation may at any time and from time to time change the place at which the register referred to in Section 3.1(a) hereof is kept and/or cause branch registers of holders to be kept, in each case subject to the approval of the Subscription Receipt Agent, at other places and close such branch registers or change the place at which such branch registers are kept. Notice of all such changes or closures shall be given by the Corporation to the Subscription Receipt Agent and to the holders of Second Subscription Receipts in accordance with Section 11.1 and Section 11.2 hereof.

3.2

Ownership of Second Subscription Receipts

(a)

Owner: The Corporation and the Subscription Receipt Agent may deem and treat the Person in whose name any Second Subscription Receipt is registered as the absolute owner of such Second Subscription Receipt for all purposes, and such Person will for all purposes of this Agreement be and be deemed to be the absolute owner thereof, and the Corporation and the Subscription Receipt Agent will not be affected by any notice or knowledge to the contrary except as required by statute or by order of a court of competent jurisdiction.

(b)

Rights of Registered Holder: The registered holder of any Second Subscription Receipt will be entitled to the rights represented thereby free from all equities and rights of set-off or counterclaim between the Corporation and the original or any intermediate holder thereof and all Persons may act accordingly, and the issue and delivery to any such registered holder of the Units issuable pursuant thereto (or the payment of amounts payable in respect thereof pursuant to Section 2.2(b) hereof) will be a good discharge to the Corporation and the Subscription Receipt Agent therefor and neither the Corporation nor the Subscription Receipt Agent will be bound to inquire into the title of any such registered holder.

ARTICLE 4
CONVERSION OF SECOND SUBSCRIPTION RECEIPTS

4.1

Conversion of Second Subscription Receipts by Subscription Receipt Agent

(a)

Conversion by Subscription Receipt Agent: Immediately, and upon receipt of the Second Release Notice by the Subscription Receipt Agent, all Second Subscription Receipts will be automatically converted by the Subscription Receipt Agent at the Second Release Time for and on behalf of the holder thereof and the holder thereof shall, without any action on the part of the holder thereof, be deemed to have subscribed for the corresponding number of Units issuable upon the conversion of such Second Subscription Receipts.

(b)

Release of Escrowed Funds: Upon receipt of the Second Release Notice, the Subscription Receipt Agent will release the Escrowed Funds in accordance with Section 6.3(a) hereof.

(c)

Rights on Conversion: The holder of any Second Subscription Receipt converted pursuant to Section 4.1(a) hereof shall have no rights hereunder except to be issued Units upon the conversion of the Second Subscription Receipts.

(d)

Direction of Subscription Receipt Agent: The parties hereby irrevocably authorize and direct the Subscription Receipt Agent to convert the Second Subscription Receipts pursuant to Section 4.1(a) hereof upon receipt of the Second Release Notice.

4.2

Effect of Conversion

Upon the conversion of any Second Subscription Receipts in accordance with Section 4.1(a), the securities thereby issuable will be issued, and the Person or Persons to whom such securities are to be issued will be the holder or holders of record thereof, at the Second Release Time unless the transfer registers for the Unit Shares and Warrants are closed on that date, in which case such Unit Shares and Warrants will be deemed to have been issued and such Person or Persons will become the holder or holders of record thereof on the date on which such transfer registers are reopened, but such Unit Shares and Warrants will be issued on the basis of the number of Unit Shares and Warrants to which such Person or Persons were entitled at the Second Release Time.

4.3

No Fractional Securities

The Corporation will not under any circumstance be obligated, after the aggregation of the number of Unit Shares and Warrants to be issued to each holder of Second Subscription Receipts, to issue any fraction of a Unit Share or Warrant on the conversion of Second Subscription Receipts, and any such fraction shall be rounded down to the next whole number of Unit Shares or Warrants. A holder of Second Subscription Receipts shall not be entitled to receive a cash payment or any other compensation in respect of any such fraction of a Unit Share or Warrant.

4.4

Recording

The Corporation will record (or cause to be recorded) the name and address of each Person to whom Unit Shares and Warrants are issued, the number of such securities so issued at the Second Release Time.

4.5

Securities Restrictions

(a)

General: No Unit Shares or Warrants will be issued pursuant to the conversion of any Second Subscription Receipt if the issue of such Unit Shares or Warrants would constitute a violation of the securities laws of any jurisdiction and, without limiting the generality of the foregoing, the certificates, if any, representing the Unit Shares or Warrants thereby issued will bear such legend or legends as may, in the opinion of Counsel, be necessary or advisable in order to avoid a violation of any securities laws of any jurisdiction or to comply with the requirements of any stock exchange on which the Common Shares are then listed, provided that if, at any time, in the opinion of Counsel, such legend or legends are no longer necessary or advisable in order to avoid a violation of any such laws or requirements, or the holder of any such legended certificate, at the expense thereof, provides the Corporation with evidence satisfactory in form and substance to the Corporation (which may include an opinion of counsel satisfactory to the Corporation) to the effect that such holder is entitled to sell or otherwise transfer such securities in a transaction in which such legend or legends are not required, such legended certificate may thereafter be surrendered to the Corporation in exchange for a certificate which does not bear such legend or legends.

(b)

Canadian Legends: The Unit Shares or Warrants issued upon the conversion of the Second Subscription Receipts shall be subject to the following legend restriction:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS FOUR MONTHS AND ONE DAY AFTER THE LATER OF: (I) JULY 31, 2014; AND (II) THE DATE THE ISSUER BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY”.

(c)

U.S. Legends on Unit Shares and Warrants: If the Second Subscription Receipts converted in accordance with this  are deemed to bear the legend set forth in Section 2.3(d) hereof, then each certificate representing Unit Shares or Warrants issued upon the conversion thereof, as well as all certificates issued in exchange for or in substitution of such certificates and all certificates representing securities issued pursuant to such securities or upon exercise thereof, shall be deemed to bear the following legend:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”).  THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, OR (C) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE LAWS, AFTER THE HOLDER HAS FURNISHED TO THE ISSUER AN OPINION TO SUCH EFFECT FROM COUNSEL OF RECOGNIZED STANDING, OR OTHER EVIDENCE, IN EITHER CASE REASONABLY SATISFACTORY TO THE ISSUER. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

provided that, if any Unit Shares or Warrants are being sold in accordance with Rule 904 of Regulation S under the U.S. Securities Act, and if the Corporation is a “foreign issuer” within the meaning of Regulation S under the U.S. Securities Act at the time of sale, the foregoing legend may be removed by providing to the Corporation and the transfer agent for the applicable securities (i) a declaration in the form attached hereto as Schedule “C” (or as the Corporation may prescribe from time to time) and (ii) if required by the Corporation, an opinion of counsel of recognized standing reasonably satisfactory to the Corporation, or other evidence reasonably satisfactory to the Corporation, that the proposed transfer may be effected without registration under the U.S. Securities Act; and provided, further, that, if any Unit Shares or Warrants are being sold under Rule 144 under the U.S. Securities Act, the legend may be removed by delivering to the Corporation and the transfer agent for the applicable securities an opinion of counsel of recognized standing reasonably satisfactory to the Corporation, to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act and state securities laws.

(d)

Additional Warrant Legend: Certificates representing Warrants issued upon the conversion of Second Subscription Receipts shall bear the following additional legend:

“THIS WARRANT HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.  THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON OR A PERSON IN THE UNITED STATES UNLESS THIS WARRANT AND COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE.  “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT.”

ARTICLE 5
COVENANTS

5.1

General Covenants

The Corporation covenants with the Subscription Receipt Agent and the Subscription Receiptholders, that so long as any Second Subscription Receipts remain outstanding:

(a)

Maintenance: Other than in connection with the Transaction, the Corporation will use its commercially reasonable efforts to at all times maintain its corporate existence, carry on and conduct its business, and that of its material subsidiaries, in a proper, efficient and business-like manner and keep or cause to be kept proper books of account in accordance with generally accepted accounting principles.

(b)

Reservation of Unit Shares: The Corporation will reserve and conditionally allot for the purpose and keep available sufficient unissued Unit Shares to enable it to satisfy its obligations on the conversion of the Second Subscription Receipts.

(c)

Issue of Unit Shares and Warrants: The Corporation will cause the Unit Shares and Warrants to be issued pursuant to the conversion of the Second Subscription Receipts and all Unit Shares that are issued on the conversion of the Second Subscription Receipts will be fully paid and non-assessable securities and the Warrants will be duly and validly created, authorized and issued.

(d)

SEC Matters: The Corporation confirms that as at the date hereof it does not have a class of securities registered pursuant to Section 12 of the Exchange Act or a reporting obligation pursuant to Section 15(d) of the Exchange Act.  The Corporation covenants that in the event that (i) any class of its securities shall become registered pursuant to Section 12 of the Exchange Act, (ii) the Corporation shall incur a reporting obligation pursuant to Section 15(d) of the Exchange Act, or (iii) any such registration or reporting obligation shall be terminated by the Corporation in accordance with the Exchange Act, the Corporation shall promptly deliver to the Subscription Receipt Agent an officers’ certificate (in a form provided by the Subscription Receipt Agent) notifying the Subscription Receipt Agent of such registration or termination and such other information as the Subscription Receipt Agent may reasonably require at the time.  The Corporation acknowledges that the Subscription Receipt Agent is relying upon the foregoing representation and covenants in order to meet certain obligations of the Subscription Receipt Agent with respect to those clients of the Subscription Receipt Agent that are required to file reports with the SEC under the Exchange Act.

(e)

Open Registers: The Corporation will cause the Subscription Receipt Agent to keep open the registers of holders referred to in Section 3.1 hereof as required by such section and will not take any action or omit to take any action which would have the effect of preventing the Subscription Receiptholders from receiving any of the Units issued upon conversion of the Second Subscription Receipts.

(f)

Filings: The Corporation will make all requisite filings, including filings with appropriate securities commissions and stock exchanges, in connection with the conversion of the Second Subscription Receipts and the issue of the Unit Shares and Warrants.

(g)

Notice of Termination: In the event that (i) the Corporation delivers the Termination Notice, or (ii) if the Second Release Notice has not been provided in accordance with the provisions hereof on or prior to the Second Release Deadline, the Corporation shall send or cause to be sent to each holder of Second Subscription Receipts written notice advising of that fact and each holder of Second Subscription Receipts shall receive that amount equal to the aggregate Purchase Price allocated to the number of Second Subscription Receipts then held plus the holder's pro rata share of interest, if any, on such amount (less any applicable withholding tax thereon) and such notice shall be sent within three Business Days after the Termination Date.

(h)

Record Dates: The Corporation shall provide at least ten Business Days written notice to each holder of Second Subscription Receipts of any record date to be set or declared by the Corporation with respect to any meeting or written resolution of holders of Common Shares.

(i)

General Performance: Generally, the Corporation will perform and carry out all acts and things to be done by it as provided in this Agreement or in order to consummate the transactions contemplated hereby.

(j)

Notices: Any notices or deliveries required to be provided to holders of Second Subscription Receipts hereunder shall be sent by prepaid mail or delivery to each holder of Second Subscription Receipts at the address of such holder appearing on the register of Second Subscription Receipts maintained hereunder.

(k)

No Share Reorganization, Rights Offering or Special Distribution: In addition, the Corporation covenants with the Subscription Receipt Agent that, from the date hereof to the earlier of the Second Release Date or the Termination Date, it will not, other than as contemplated by the Transaction, do any of the following:

(i)

(A) subdivide or re-divide the outstanding Common Shares into a greater number of Common Shares; (B) consolidate, reduce or combine the outstanding Common Shares into a lesser number of Common Shares; or (C) reclassify the outstanding Common Shares, change the Common Shares into other shares or otherwise reorganize the shares of the Corporation;

(ii)

issue or distribute to all or substantially all of the holders of Common Shares: (A) shares of any class, rights, options or warrants to acquire Common Shares or securities convertible into or exchangeable for Common Shares; (B) evidence of the Corporation’s indebtedness; or (C) any property or other assets; or

(iii)

undertake: (A) any reorganization of the Corporation or any consolidation, amalgamation, arrangement, merger or other form of business combination of the Corporation with or into any other Person or other entity other than a direct or indirect wholly-owned subsidiary of the Corporation; or (B) any sale, lease, exchange or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to any other Person or entity other than a direct or indirect wholly-owned subsidiary of the Corporation or a liquidation, dissolution or winding-up of the Corporation, provided, however, that nothing shall prevent the Corporation from undertaking any intra-group reorganization of its corporate structure, business, operations or assets which may include, without limitation, the transfer of assets to, and the assumption of liabilities by, a Subsidiary of the Corporation or a partnership of which the Corporation holds the majority of partnership interests, corporate continuance of any Subsidiary of the Corporation, corporate amalgamations of the Corporation and any Subsidiary of the Corporation, dissolution of a Subsidiary of the Corporation or a partnership of which the Corporation holds the majority of partnership interests, redemption of shares by a Subsidiary of the Corporation, capitalization of a Subsidiary of the Corporation either by way of a loan or equity, and such other intra-group transactions as the Corporation or any Subsidiary of the Corporation may consider to be necessary or in its best interests and which in the opinion of the Subscription Receipt Agent, relying on the opinion of Counsel, is not prejudicial to the interests of the Subscription Receiptholders as a group.

5.2

Remuneration and Expenses of Subscription Receipt Agent

The Corporation will pay to the Subscription Receipt Agent from time to time reasonable remuneration for the services thereof rendered hereunder and will, on the request of the Subscription Receipt Agent, pay to or reimburse the Subscription Receipt Agent for all reasonable expenses, disbursements and advances made or incurred by the Subscription Receipt Agent in the administration or execution of the duties and obligations hereof (including reasonable compensation and disbursements of its counsel and other advisers and assistants not regularly in the employment thereof), both before any default hereunder and thereafter until all duties of the Subscription Receipt Agent hereunder have been finally and fully performed, except any such expense, disbursement or advance that arises out of or results from gross negligence, wilful misconduct or bad faith of the Subscription Receipt Agent. In no event shall any amount payable to the Subscription Receipt Agent hereunder be paid out of the Escrowed Funds or accrued interest thereon except as provided in Section 6.3(a). Any amount due under this Section 5.2 and unpaid 30 days after request for such payment shall bear interest from the expiration of such 30 days at the standard interest rate of the Subscription Receipt Agent, as varied from time to time payable on demand.

5.3

Notice of Issue

The Corporation will give written notice of and make all requisite filings respecting the issue of securities pursuant to the conversion of the Second Subscription Receipts, in such detail as may be required, to each securities commission, stock exchange, or similar regulatory authority in each jurisdiction in Canada in which there is legislation or regulations requiring the giving of any such notice in order that such issue of securities and the subsequent disposition of the securities so issued will not be subject to the prospectus requirements, if any, of such legislation or regulations.

5.4

Securities Qualification Requirements

If, in the opinion of counsel, any instrument is required to be filed with, or any permission is required to be obtained from any governmental authority in Canada or any other step is required under any federal or provincial law of Canada before any Unit Shares or Warrants which a Subscription Receiptholder is entitled to acquire pursuant to the exchange of any Second Subscription Receipt may properly and legally be issued upon due conversion thereof, the Corporation covenants that it will promptly take such required action.

5.5

Performance of Covenants by Subscription Receipt Agent

If the Corporation fails to perform any of the obligations thereof under this Agreement, the Subscription Receipt Agent may notify the Subscription Receiptholders of such failure or may itself perform any of such obligations capable of being performed by the Subscription Receipt Agent, and the Subscription Receipt Agent will notify the Subscription Receiptholders that it is so doing. All amounts expended or advanced by the Subscription Receipt Agent in so doing will be repayable as provided in Section 5.2 hereof. No such performance, expenditure or advance by the Subscription Receipt Agent will relieve the Corporation of any default or of its continuing obligations hereunder.

ARTICLE 6
DEPOSIT OF PROCEEDS AND
CANCELLATION OF SECOND SUBSCRIPTION RECEIPTS

6.1

Deposit of Escrowed Proceeds in Escrow

The Corporation acknowledges and agrees that it was a condition of the payment by the holders of Initial Subscription Receipts of C$0.30 per Initial Subscription Receipt therefor that the Escrowed Funds be held by the Subscription Receipt Agent in accordance with the provisions of this Article 6. The Corporation further acknowledges and confirms that it has no interest in the Escrowed Funds or in the interest accrued thereon unless and until the Second Release Notice is delivered to the Subscription Receipt Agent prior to the Second Release Deadline, in which case the Corporation shall have an interest in the Escrowed Funds. The Subscription Receipt Agent shall retain the Escrowed Funds and the interest accrued thereon for the benefit of the holders of the Second Subscription Receipts.

6.2

Investment of Escrowed Funds

(a)

Until released in accordance with this Agreement, the Escrowed Funds shall be kept segregated in the records of the Subscription Receipt Agent and shall be deposited in one or more interest-bearing trust accounts to be maintained by the Subscription Receipt Agent in the name of the Subscription Receipt Agent at one or more banks listed in below in Subsection 6.2(c) (each such bank, an “Approved Bank”).  The Escrowed Funds shall bear interest at an annual rate which is equal to 2% less than the prime rate of interest announced from time to time by The Bank of Nova Scotia on Canadian dollar loans made to its most credit worthy customers in Canada. Such payment obligation shall be calculated daily and paid to the account(s) within three Business Days of each month-end. The Subscription Receipt Agent shall be entitled to retain for its own benefit, as partial compensation for its services hereunder, any amount of the interest earned on the Escrowed Funds that is not payable pursuant to this Section 6.2.

(b)

All amounts held by the Subscription Receipt Agent pursuant to this Agreement shall be held by the Subscription Receipt Agent for the benefit of the Subscription Receiptholders and the delivery of the Escrowed Funds to the Subscription Receipt Agent shall not give rise to a debtor-creditor or other similar relationship between the Subscription Receipt Agent and the Subscription Receiptholders. The amounts held by the Subscription Receipt Agent pursuant to this Agreement are the sole risk of the Subscription Receiptholders and, without limiting the generality of the foregoing, the Subscription Receipt Agent shall have no responsibility or liability for any diminution of the Escrowed Funds which may result from any deposit made with an Approved Bank pursuant to this Section 6.2, including any losses resulting from a default by the Approved Bank or other credit losses (whether or not resulting from such a default) and any credit or other losses on any deposit  liquidated or sold prior to maturity.  The Corporation acknowledges and agrees that the Subscription Receipt Agent acts prudently in depositing the Escrowed Proceeds at any Approved Bank, and that the Subscription Receipt Agent is not required to make any further inquiries in respect of any such bank.

(c)

The Approved Banks include the following:

Approved Banks
Bank	Relevant S&P Issuer Credit Rating (as at July 2, 2014)
ANZ Banking Group	AA-
Bank of America NA	A
Bank of Montreal	A+
Bank of Scotland	A
The Bank of Nova Scotia	A+
Canadian Imperial Bank of Commerce	A+
Citibank NA	A
HSBC Bank of Canada	AA-
Royal Bank of Canada	AA-
Royal Bank of Scotland	A-
Societe Generale (Canada Branch)	A
The Toronto-Dominion Bank	AA-
National Australia Bank Limited	AA-

6.3

Release of Escrowed Funds

The Subscription Receipt Agent shall release the Escrowed Funds as follows:

(a)

In the event that the Second Release Notice is delivered to the Subscription Receipt Agent prior to the Second Release Deadline, the Subscription Receipt Agent shall release within one Business Day, an amount equal to the Escrowed Funds less an amount payable to the Subscription Receipt Agent equal to its reasonable fees for services rendered and disbursements incurred.

(b)

In the event that a Termination Notice is delivered to the Subscription Receipt Agent or in the event that the Second Release Notice has not been received by the Subscription Receipt Agent prior to the Second Release Deadline, the Subscription Receipt Agent shall pay to Subscription Receiptholders, their pro rata share of the Escrowed Funds, including any interest earned thereon less any withholding tax required to be withheld in respect thereof, to holders of Second Subscription Receipts and the Subscription Receipt Agent shall, within three Business Days of the Termination Date, mail or deliver, or cause to be mailed or delivered, to the Subscription Receiptholders a cheque in the amount payable at the address on the register of holders of Second Subscription Receipts. The Corporation shall concurrently pay to Subscription Receiptholders any difference between the amount of the Subscription Receiptholders pro rata share of the Escrowed Funds and the aggregate Purchase Price of the Initial Subscription Receipts held by them.

6.4

Escrowed Funds Held in Trust

In addition to the other rights granted to holders of Second Subscription Receipts in this Agreement, until the earlier of the Termination Date and the Second Release Date, each holder of Second Subscription Receipts has a claim against the Escrowed Funds held by the Subscription Receipt Agent and against the Corporation, in the amount equal to C$0.15 for each Second Subscription Receipt held by such holder, which claim shall subsist until such time as the Unit Shares and Warrants issuable upon the conversion of such Second Subscription Receipts are issued or such amount is paid in full. In the event that, prior to the earlier of the Termination Date and the first Business Day following the Second Release Date, the Corporation (i) makes a general assignment for the benefit of creditors or any proceeding is instituted by the Corporation seeking relief on behalf thereof as a debtor, or to adjudicate the Corporation a bankrupt or insolvent, or seeking liquidation, winding-up, reorganization, arrangement, adjustment or composition of the Corporation or the debts of the Corporation under any law relating to bankruptcy, insolvency, reorganization or relief of debtors, or seeking appointment of a receiver, receiver and manager, trustee, custodian or similar official for the Corporation or any substantial part of the property and assets the Corporation or the Corporation takes any corporate action to authorize any of the actions set forth above, or (ii) the Corporation shall be declared bankrupt, or a receiver, receiver and manager, trustee, custodian or similar official is appointed for the Corporation or any substantial part of its property and assets the Corporation or an encumbrancer shall legally take possession of any substantial part of the property or assets of the Corporation or a distress or execution or any similar process is levied or enforced against such property and assets and remains unsatisfied for such period as would permit such property or such part thereof to be sold thereunder, the right of each holder of Second Subscription Receipts to be issued Unit Shares and Warrants upon the conversion of the Second Subscription Receipts of such holder will terminate and such holder will be entitled to assert a claim against the Escrowed Funds held by the Subscription Receipt Agent and against the Corporation for any shortfall, in an amount equal to C$0.15 for each Second Subscription Receipt held by such holder plus interest earned thereon less any withholding tax required to be withheld in respect thereof.

6.5

Representation Regarding Third Party Interests

Each party to this Agreement (in this Section 6.5 referred to as a “representing party”) hereby represents to the Subscription Receipt Agent that any account to be opened by, or interest to be held by, the Subscription Receipt Agent in connection with this Agreement, for or to the credit of such representing party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such representing party hereby agrees to complete, execute and deliver forthwith to the Subscription Receipt Agent a declaration of third party interest in the Subscription Receipt Agent’s prescribed form in accordance with the Proceeds of Crime (Money Laundering) and Terrorist Financing Act and the regulations thereto, or in such other form as may be satisfactory to it, as to the particulars of such third party.

ARTICLE 7
ENFORCEMENT

7.1

Suits by Subscription Receiptholders

All or any of the rights conferred on the holder of any Second Subscription Receipt by the terms of any certificate representing such Second Subscription Receipts or of this Agreement may be enforced by such holder by appropriate legal proceedings but without prejudice to the right which is hereby conferred on the Subscription Receipt Agent to proceed in the name thereof or on behalf of the holders of Second Subscription Receipts to enforce each and every provision herein contained for the benefit of the Subscription Receiptholders.

7.2

Limitation of Liability

The obligations hereunder are not personally binding on, nor will resort hereunder be had to the private property of, any past, present or future Director, shareholder, officer, employee or agent of the Corporation, but only the property of the Corporation shall be bound in respect hereof.

ARTICLE 8
MEETINGS OF SUBSCRIPTION RECEIPTHOLDERS

8.1

Right to Convene Meetings

(a)

Convening of Meeting: The Subscription Receipt Agent may at any time and from time to time convene a meeting of the Subscription Receiptholders, and will do so on receipt of a Written Request of the Corporation or a Subscription Receiptholders’ Request and on being funded and indemnified to its reasonable satisfaction by the Corporation or by one or more of the Subscription Receiptholders signing such Subscription Receiptholders’ Request against the costs which it may incur in connection with calling and holding such meeting.

(b)

Failure to Convene: If the Subscription Receipt Agent fails, within five Business Days after receipt of such Written Request of the Corporation or Subscription Receiptholders' Request, funding and indemnification, to give notice convening a meeting, the Corporation or any of such Subscription Receiptholders, as the case may be, may convene such meeting.

(c)

Place of Meeting: Every such meeting will be held in Vancouver, British Columbia, or such other place as is approved or determined by the Subscription Receipt Agent and the Corporation.

8.2

Notice

(a)

Notice: At least ten Business Days' notice of any meeting must be given to the Subscription Receiptholders, to the Subscription Receipt Agent (unless the meeting has been called by it) and to the Corporation (unless the meeting has been called by it).

(b)

Contents: The notice of the meeting must state the time when and the place where the meeting is to be held and must state briefly the general nature of the business to be transacted thereat, but it will not be necessary for the notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 8.

8.3

Chairman

Some individual (who need not be a Subscription Receiptholder) designated in writing by the Subscription Receipt Agent will be chairman of the meeting or, if no individual is so designated or the individual so designated is not present within 15 minutes after the time fixed for the holding of the meeting, the Subscription Receiptholders present in person or by proxy may choose some individual present to be chairman.

8.4

Quorum

(a)

Quorum: Subject to the provisions of Section 8.12 hereof, at any meeting of Subscription Receiptholders, a quorum will consist of Subscription Receiptholders present in person or by proxy at the commencement of the meeting holding in the aggregate not less than 25% of the total number of Second Subscription Receipts then outstanding.

(b)

No Quorum: If a quorum of Subscription Receiptholders is not present within 30 minutes after the time fixed for holding a meeting, the meeting, if summoned by Subscription Receiptholders or on a Subscription Receiptholders' Request, will be dissolved, but, subject to Section 8.12 hereof, in any other case will be adjourned to the third following Business Day at the same time and place and no notice of the adjournment need be given.

(c)

Adjourned Meeting: At the adjourned meeting the Subscription Receiptholders present in Person or by proxy will form a quorum and may transact any business for which the meeting was originally convened notwithstanding the number of Second Subscription Receipts that they hold.

8.5

Power to Adjourn

The chairman of a meeting at which a quorum of the Subscription Receiptholders is present may, with the consent of the meeting, adjourn the meeting, and no notice of such adjournment need be given except as the meeting prescribes.

8.6

Show of Hands

Every question submitted to a meeting, other than an Extraordinary Resolution, will be decided in the first place by a majority of the votes given on a show of hands and, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority will be conclusive evidence of the fact.

8.7

Poll

(a)

Extraordinary Resolution: On every Extraordinary Resolution, and on every other question submitted to a meeting on which a poll is directed by the chairman or requested by one or more Subscription Receiptholders acting in person or by proxy and holding in the aggregate not less than 10% of the total number of Second Subscription Receipts then outstanding, a poll will be taken in such manner as the chairman directs.

(b)

Other: Questions other than those required to be determined by Extraordinary Resolution will be decided by a majority of the votes cast on the poll.

8.8

Voting

On a show of hands each Person present and entitled to vote, whether as a Subscription Receiptholder or as proxy for one or more absent Subscription Receiptholders, or both, will have one vote, and on a poll each Subscription Receiptholder present in Person or represented by a proxy duly appointed by instrument in writing will be entitled to one vote in respect of each Second Subscription Receipt held by such holder. A proxy need not be a Subscription Receiptholder.

8.9

Regulations

(a)

Ability to Make: The Subscription Receipt Agent, or the Corporation with the approval of the Subscription Receipt Agent, may from time to time make or vary such regulations as it thinks fit:

(i)

for the form of instrument appointing a proxy, the manner in which it must be executed, and verification of the authority of a Person who executes it on behalf of a Subscription Receiptholder;

(ii)

governing the places at which and the times by which instruments appointing proxies must be deposited;

(iii)

generally for the calling of meetings of Subscription Receiptholders and the conduct of business thereof; and

(iv)

for the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be sent by mail, facsimile or other means of prepaid, transmitted, recorded communication before the meeting to the Corporation or to the Subscription Receipt Agent at the place where the meeting is to be held and for voting pursuant to instruments appointing proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made will be binding and effective and the votes given in accordance therewith will be valid and will be counted.

(b)

Recognition: Except as such regulations provide, the only Persons who will be recognized at a meeting as the holders of any Second Subscription Receipts, or as entitled to vote or, subject to Section 8.10 hereof, to be present at the meeting in respect thereof, will be the registered holders of such Second Subscription Receipts or Persons holding proxies on their behalf.

8.10

The Corporation and Subscription Receipt Agent may be Represented

The Corporation and the Subscription Receipt Agent by their respective employees, officers or directors, and Counsel, and counsel of the Subscription Receipt Agent, may attend any meeting of Subscription Receiptholders, but will have no vote as such.

8.11

Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred on them by the other provisions of this Agreement or by law, the Subscription Receiptholders at a meeting will have the power, exercisable from time to time by Extraordinary Resolution:

(a)

to assent to or sanction any amendment, modification, abrogation, alteration, compromise or arrangement of any right of the Subscription Receiptholders or, with the consent of the Subscription Receipt Agent (such consent not to be unreasonably withheld), of the Subscription Receipt Agent in its capacity as agent hereunder or on behalf of the Subscription Receiptholders against the Corporation, whether such right arises under this Agreement or otherwise, which shall be agreed to by the Corporation, and to authorize the Subscription Receipt Agent to concur in and execute any indenture supplemental hereto in connection therewith;

(b)

to amend, alter or repeal any Extraordinary Resolution previously passed;

(c)

subject to arrangements as to financing and indemnity satisfactory to the Subscription Receipt Agent, to direct or authorize the Subscription Receipt Agent to enforce any obligation of the Corporation under this Agreement or to enforce any right of the Subscription Receiptholders in any manner specified in the Extraordinary Resolution;

(d)

to direct or authorize the Subscription Receipt Agent to refrain from enforcing any obligation or right referred to in Section 8.11(c);

(e)

to waive and direct the Subscription Receipt Agent to waive any default by the Corporation in complying with any provision of this Agreement, either unconditionally or on any condition specified in the Extraordinary Resolution;

(f)

to appoint a committee with power and authority to exercise, and to direct the Subscription Receipt Agent to exercise, on behalf of the Subscription Receiptholders, such of the powers of the Subscription Receiptholders as are exercisable by Extraordinary Resolution;

(g)

to restrain any Subscription Receiptholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any obligation of the Corporation under this Agreement or to enforce any right of the Subscription Receiptholders;

(h)

to direct any Subscription Receiptholder who, as such, has brought any suit, action or proceeding, to stay or discontinue or otherwise deal therewith on payment of the costs, charges and expenses reasonably and properly incurred by him in connection therewith;

(i)

to assent to any change in or omission from the provisions contained in any certificates representing the Second Subscription Receipts and this Agreement or any ancillary or supplemental instrument which may be agreed to by the Corporation or, with the consent of the Subscription Receipt Agent, such consent not to be unreasonably withheld, concerning any such right of the Subscription Receipt Agent, and to authorize the Subscription Receipt Agent to concur in and execute any ancillary or supplemental indenture embodying the change or omission;

(j)

to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation; or

(k)

from time to time and at any time to remove the Subscription Receipt Agent and appoint a successor Subscription Receipt Agent.

8.12

Meaning of “Extraordinary Resolution”

(a)

Meaning: The expression “Extraordinary Resolution” when used in this Agreement means, subject to the provisions of this Section 8.12 and of Section 8.15 and Section 8.16 hereof, a motion proposed at a meeting of Subscription Receiptholders duly convened for that purpose and held in accordance with the provisions of this Article 8 at which there are present in person or by proxy Subscription Receiptholders holding in the aggregate more than 25% of the total number of Second Subscription Receipts then outstanding and passed by the affirmative votes of Subscription Receiptholders who hold in the aggregate not less than 66 2/3% of the total number of Second Subscription Receipts represented at the meeting and voted on the motion.

(b)

Quorum: If, at a meeting called for the purpose of passing an Extraordinary Resolution, the quorum required by Section 8.12(a) hereof is not present within thirty (30) minutes after the time appointed for the meeting, the meeting, if convened by Subscription Receiptholders or on a Subscription Receiptholders' Request, will be dissolved, but in any other case will stand adjourned to such day, being not less than five Business Days or more than ten Business Days later, and to such place and time, as is appointed by the chairman.

(c)

Notice: Not less than three Business Days' notice must be given to the Subscription Receiptholders of the time and place of such adjourned meeting.

(d)

Form of Notice: The notice must state that at the adjourned meeting the Subscription Receiptholders present in person or by proxy will form a quorum but it will not be necessary to set forth the purposes for which the meeting was originally called or any other particulars.

(e)

Quorum at Adjourned Meeting: At the adjourned meeting the Subscription Receiptholders present in person or by proxy will form a quorum and may transact any business for which the meeting was originally convened, and a motion proposed at such adjourned meeting and passed by the requisite vote as provided in Section 8.12(a) hereof will be an Extraordinary Resolution within the meaning of this Agreement notwithstanding that Subscription Receiptholders holding in the aggregate 25% of the total number of Second Subscription Receipts outstanding may not be present.

(f)

Poll: Votes on an Extraordinary Resolution must always be given on a poll and no demand for a poll on an Extraordinary Resolution will be necessary.

8.13

Powers Cumulative

Any one or more of the powers, and any combination of the powers, in this Agreement stated to be exercisable by the Subscription Receiptholders by Extraordinary Resolution or otherwise, may be exercised from time to time, and the exercise of any one or more of such powers or any combination of such powers from time to time will not prevent the Subscription Receiptholders from exercising such power or powers or combination of powers thereafter from time to time.

8.14

Minutes

Minutes of all resolutions passed and proceedings taken at every meeting of the Subscription Receiptholders will be made and duly entered in books from time to time provided for such purpose by the Subscription Receipt Agent at the expense of the Corporation, and any such minutes, if signed by the chairman of the meeting at which such resolutions were passed or such proceedings were taken, will be prima facie evidence of the matters therein stated, and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes have been so made, entered and signed will be deemed to have been duly convened and held, and all resolutions passed and proceedings taken thereat to have been duly passed and taken.

8.15

Instruments in Writing

Any action that may be taken and any power that may be exercised by Subscription Receiptholders at a meeting held as provided in this Article 8 may also be taken and exercised by Subscription Receiptholders who hold in the aggregate not less than 50% of the total number of Second Subscription Receipts at the time outstanding or in the case of an Extraordinary Resolution, Subscription Receiptholders who hold in the aggregate not less than 66 2/3% of the total number of Second Subscription Receipts at the time outstanding, by their signing, each in person or by attorney duly appointed in writing, an instrument in writing in one or more counterparts, and the expression “Extraordinary Resolution” when used in this Agreement includes a resolution embodied in an instrument so signed.

8.16

Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 8 at a meeting of Subscription Receiptholders will be binding on all Subscription Receiptholders, whether present at or absent from the meeting and whether voting for or against the resolution or abstaining, and every instrument in writing signed by Subscription Receiptholders in accordance with Section 8.15 hereof will be binding on all Subscription Receiptholders, whether signatories thereto or not, and every Subscription Receiptholder and the Subscription Receipt Agent (subject to the provisions for its indemnity herein contained) will be bound to give effect accordingly to every such resolution and instrument in writing.

8.17

Evidence of Subscription Receiptholders

Any request, direction, notice, consent or other instrument which this Agreement may require or permit to be signed or executed by the Subscription Receiptholders, including a Subscription Receiptholders’ Request, may be in any number of concurrent instruments of similar tenor and may be signed or executed by such Subscription Receiptholders in person or by attorney duly appointed in writing.  Proof of the execution of any such request or other instrument or of a writing appointing any such attorney or (subject to the provisions of this Article 8 with regard to voting at meetings of Subscription Receiptholders) of the holding by any person of Second Subscription Receipts shall be sufficient for any purpose of this Agreement if the fact and date of execution by any person of such request or other instrument or writing is proved by a certificate of any notary public, or other officer authorized to take acknowledgements of deeds to be recorded at the place where such certificate is made, to the effect that the person signing such request or other instrument in writing acknowledged to him the execution thereof or by an affidavit of a witness of such execution or in any other manner which the Subscription Receipt Agent may consider adequate. The Subscription Receipt Agent may, nevertheless, in its discretion require further proof in cases where it deems further proof desirable or may accept such other proof as it shall consider proper.

8.18

Holdings by the Corporation and Subsidiaries Disregarded

In determining whether Subscription Receiptholders holding the required total number of Second Subscription Receipts are present in person or by proxy for the purpose of constituting a quorum, or have voted or consented to a resolution, Extraordinary Resolution, consent, waiver, Subscription Receiptholders’ Request or other action under this Agreement, a Second Subscription Receipt held by the Corporation or by a Subsidiary of the Corporation will be deemed to be not outstanding. The Corporation shall provide the Subscription Receipt Agent with a Certificate of the Corporation providing details of any Second Subscription Receipts held by the Corporation or by a Subsidiary of the Corporation upon the written request of the Subscription Receipt Agent.

ARTICLE 9
SUPPLEMENTAL AGREEMENTS AND SUCCESSOR COMPANIES

9.1

Provision for Supplemental Agreements for Certain Purposes

From time to time the Corporation and the Subscription Receipt Agent may, without the consent of the Subscription Receiptholders and subject to the provisions of this Agreement, execute and deliver agreements or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)

providing for the issuance of additional Second Subscription Receipts hereunder and any consequential amendments hereto as may be required by the Subscription Receipt Agent provided the same are not prejudicial to the interests of the Subscription Receiptholders based on the opinion of Counsel;

(b)

evidencing the succession, or successive successions, of any other person to the Corporation and the assumption by such successor of the covenants of, and obligations of the Corporation under this Agreement;

(c)

adding to the provisions hereof such additional covenants and enforcement provisions as are necessary or advisable, provided that the same are not in the opinion of the Subscription Receipt Agent, relying on the opinion of Counsel, prejudicial to the interests of the Subscription Receiptholders as a group;

(d)

giving effect to any resolution or Extraordinary Resolution passed as provided in Article 8;

(e)

making such provisions not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder provided that such provisions are not, in the opinion of the Subscription Receipt Agent, relying on the opinion of Counsel, prejudicial to the interests of the Subscription Receiptholders as a group;

(f)

adding to or amending the provisions hereof in respect of the transfer of Second Subscription Receipts and making provision for the exchange of Second Subscription Receipts and making any modification in the form of any certificates representing the Second Subscription Receipts which does not affect the substance thereof;

(g)

modifying any of the provisions of this Agreement or relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that no such modification or relief shall be or become operative or effective if, in the opinion of the Subscription Receipt Agent, relying on the opinion of Counsel, such modification or relief impairs any of the rights of the Subscription Receiptholders, as a group or of the Subscription Receipt Agent, and provided further that the Subscription Receipt Agent may in its sole discretion decline to enter into any supplemental agreement which in its opinion may not afford adequate protection to the Subscription Receipt Agent when the same shall become operative; and

(h)

for any other purpose not inconsistent with the terms of this Agreement, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that, in the opinion of the Subscription Receipt Agent, relying on the opinion of Counsel, the rights of the Subscription Receipt Agent and the Subscription Receiptholders as a group are not materially prejudiced thereby.

9.2

Successor Entities

In the case of the amalgamation, consolidation, merger or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another person (a “successor entity”), the successor entity resulting from the amalgamation, consolidation, merger or transfer (if not the Corporation) shall be bound by the provisions hereof and all obligations for the due and punctual performance and observance of each and every covenant and obligation contained in this Agreement to be performed by the Corporation and the successor entity shall by supplemental agreement satisfactory in form to the Subscription Receipt Agent and executed and delivered to the Subscription Receipt Agent, expressly assume those obligations.

ARTICLE 10
CONCERNING SUBSCRIPTION RECEIPT AGENT

10.1

Applicable Legislation

If and to the extent that any provision of this Agreement limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, the mandatory requirement will prevail.  The Corporation and the Subscription Receipt Agent each will at all times in relation to this Agreement and any action to be taken hereunder observe and comply with and be entitled to the benefits of Applicable Legislation.

10.2

Rights and Duties of Subscription Receipt Agent

(a)

Duty of Subscription Receipt Agent: In the exercise of the rights and duties prescribed or conferred by the terms of this Agreement, the Subscription Receipt Agent will act honestly and in good faith and will exercise that degree of care, diligence and skill that a reasonably prudent subscription receipt agent would exercise in comparable circumstances. The Subscription Receipt Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof; nor shall the Subscription Receipt Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Subscription Receipt Agent and in the absence of any such notice the Subscription Receipt Agent may for all purposes of this Agreement conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained therein. Any such notice shall in no way limit any discretion herein given to the Subscription Receipt Agent to determine whether or not the Subscription Receipt Agent shall take action with respect to any default.

(b)

No Relief From Liability: No provision of this Agreement will be construed to relieve the Subscription Receipt Agent from liability for its own grossly negligent act, wilful misconduct or fraud.

(c)

Actions: The obligation of the Subscription Receipt Agent to commence or continue any act, action or proceeding in connection herewith, including without limitation, for the purpose of enforcing any right of the Subscription Receipt Agent or the Subscription Receiptholders hereunder is on the condition that the Subscription Receipt Agent shall have received a Subscription Receiptholders’ Request specifying the act, action or proceeding which the Subscription Receipt Agent is requested to take and, when required by notice to the Subscription Receiptholders by the Subscription Receipt Agent, the Subscription Receipt Agent is furnished by one or more Subscription Receiptholders with sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Subscription Receipt Agent to protect and hold it harmless against the costs, charges, expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(d)

Funding: No provision of this Agreement will require the Subscription Receipt Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless it is so indemnified and funded.

(e)

Restriction: Every provision of this Agreement that relieves the Subscription Receipt Agent of liability or entitles it to rely on any evidence submitted to it is subject to the provisions of Applicable Legislation.

(f)

Right Not to Act/ Right to Resign: The Subscription Receipt Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Subscription Receipt Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering, anti-terrorist legislation or economic sanctions legislation, regulation or guideline. Further, should the Subscription Receipt Agent, in its sole judgment, determine at any time that its acting under this Subscription Receipt Agreement has resulted in its being in non-compliance with any applicable anti-money laundering,  anti-terrorist legislation or economic sanctions legislation, regulation or guideline, then it shall have the right to resign on ten days’ written notice to the Corporation provided (i) that the Subscription Receipt Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Subscription Receipt Agent’s satisfaction within such ten-day period, then such resignation shall not be effective.

10.3

Evidence, Experts and Advisers

(a)

Evidence: In addition to the reports, certificates, opinions and other evidence required by this Agreement, the Corporation will furnish to the Subscription Receipt Agent such additional evidence of compliance with any provision hereof, and in such form, as is prescribed by Applicable Legislation or as the Subscription Receipt Agent reasonably requires by written notice to the Corporation.

(b)

Reliance by Subscription Receipt Agent: In the exercise of any right or duty hereunder the Subscription Receipt Agent, if it is acting in good faith, may act and rely, as to the truth of any statement or the accuracy of any opinion expressed therein, on any statutory declaration, opinion, report, certificate or other evidence furnished to the Subscription Receipt Agent pursuant to a provision hereof or of Applicable Legislation or pursuant to a request of the Subscription Receipt Agent, if such evidence complies with Applicable Legislation and the Subscription Receipt Agent examines such evidence and determines that it complies with the applicable requirements of this Agreement.

(c)

Statutory Declaration: Whenever Applicable Legislation requires that evidence referred to in Section 10.3(a) hereof be in the form of a statutory declaration, the Subscription Receipt Agent may accept such statutory declaration in lieu of a Certificate of the Corporation required by any provision hereof. Any such statutory declaration may be made by any one or more of the Chief Executive Officer, President, Chief Financial Officer or Secretary of the Corporation or by any other officer(s) or director(s) of the Corporation to whom such authority is delegated by the Directors from time to time. In addition, the Subscription Receipt Agent may act and rely and shall be protected in acting and relying upon any resolution, certificate, direction, instruction, statement, instrument, opinion, report, notice, request, consent, order, letter, telegram, cablegram or other paper or document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

(d)

Proof of Execution: Proof of the execution of any document or instrument in writing, including a Subscription Receiptholders’ Request, by a Subscription Receiptholder may be made by the certificate of a notary public, or other officer with similar powers, that the Person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution, or in any other manner that the Subscription Receipt Agent considers adequate and in respect of a corporate Subscription Receiptholder, shall include a certificate of incumbency of such Subscription Receiptholder together with a certified resolution authorizing the Person who signs such instrument to sign such instrument.

(e)

Experts: The Subscription Receipt Agent may employ or retain such counsel, accountants, appraisers, or other experts or advisers as it reasonably requires for the purpose of determining and discharging its rights and duties hereunder and may pay the reasonable remuneration and disbursements for all services so performed by any of them, and will not be responsible for any misconduct or negligence on the part of any of them. The Corporation shall pay or reimburse the Subscription Receipt Agent for any reasonable fees of such counsel, accountants, appraisers, or other experts or advisors. The Subscription Receipt Agent may act and rely and shall be protected in acting or not acting and relying in good faith on the opinion or advice of or information obtained from any counsel, accountant, appraisers or other expert or advisor, whether retained or employed by the Corporation or by the Subscription Receipt Agent, in relation to any matter arising in the administration of the duties and obligations hereof.

10.4

Documents, Money, Etc. held by Subscription Receipt Agent

(a)

Safekeeping: Any security, document of title or other instrument that may at any time be held by the Subscription Receipt Agent subject to the provisions of this Agreement hereof may be placed in the deposit vaults of the Subscription Receipt Agent or of any Canadian chartered bank or deposited for safekeeping with any such bank.

(b)

Interest: All interest or other income received by the Subscription Receipt Agent in respect of such deposits and investments (subject to Sections 6.1 and 6.2), will belong to the Corporation.

10.5

Action by Subscription Receipt Agent to Protect Interests

The Subscription Receipt Agent will have power to institute and to maintain such actions and proceedings as it considers necessary or expedient to protect or enforce its interests and the interests of the Subscription Receiptholders.

10.6

Subscription Receipt Agent not Required to Give Security

The Subscription Receipt Agent will not be required to give any bond or security in respect of the execution of the duties and obligations and powers of this Agreement.

10.7

Protection of Subscription Receipt Agent

(a)

Protection: By way of supplement to the provisions of any law for the time being relating to subscription receipt agents, it is expressly declared and agreed that:

(i)

the Subscription Receipt Agent will not be liable for or by reason of, or required to substantiate, any statement of fact, representation or recital in this Agreement  and any certificates issued representing the Second Subscription Receipts (except the representation contained in Section 10.9), but all such statements or recitals are and will be deemed to be made by the Corporation;

(ii)

nothing herein contained will impose on the Subscription Receipt Agent any obligation to see to, or to require evidence of, the registration or filing (or renewal thereof) of this Agreement or any instrument ancillary or supplemental hereto;

(iii)

the Subscription Receipt Agent will not be bound to give notice to any Person of the execution hereof;

(iv)

the Subscription Receipt Agent shall not be liable for any error in judgment or for any act done or step taken or omitted by it in good faith or for any mistake, in fact or law, or for anything which it may do or refrain from doing in connection herewith except arising out of its own gross negligence, wilful misconduct or fraud;

(v)

the Subscription Receipt Agent will not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach by the Corporation of any obligation or warranty herein contained or of any act of any director, officer, employee or agent of the Corporation;

(vi)

the Subscription Receipt Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and in the Second Subscription Receipts and generally may contract and enter into financial transactions with the Corporation or any related corporation without being liable to account for any profit made thereby;

(vii)

the Subscription Receipt Agent shall incur no liability with respect to the delivery or non-delivery of any certificate or certificates whether delivered by hand, mail or any other means provided that they are sent in accordance with the provisions hereof;

(viii)

if the Subscription Receipt Agent delivers any cheque as required hereunder, the Subscription Receipt Agent shall have no further obligation or liability for the amount represented thereby, unless any such cheque is not honoured on presentation, provided that in the event of the non-receipt of such cheque by the payee, or the loss or destruction thereof, the Subscription Receipt Agent, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and, if required by the Subscription Receipt Agent, an indemnity reasonably satisfactory to it, shall issue to such payee a replacement cheque for the amount of such cheque;

(ix)

the Subscription Receipt Agent will disburse funds in accordance with the provisions hereof only to the extent that funds have been deposited with it. The Subscription Receipt Agent shall not under any circumstances be required to disburse funds in excess of the amounts on deposit (including any interest accrued thereon) with the Subscription Receipt Agent at the time of disbursement; and

(x)

notwithstanding the foregoing or any other provision of this Agreement, any liability of the Subscription Receipt Agent shall be limited, in the aggregate, to the amount of annual retainer fees paid by the Corporation to the Subscription Receipt Agent under this Agreement in the twelve (12) months immediately prior to the Subscription Receipt Agent receiving the first notice of the claim. Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Subscription Receipt Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

(b)

Indemnity: In addition to and without limiting any protection of the Subscription Receipt Agent hereunder or otherwise by law, the Corporation agrees to indemnify and hold harmless the Subscription Receipt Agent, its agents, employees, directors and officers  from all liabilities, suits, damages, costs, reasonable expenses and actions which may be brought against or suffered by it arising out of or connected with the performance by the Subscription Receipt Agent of its duties hereunder except to the extent that such liabilities, suits, damages, costs and actions are attributable to the gross negligence, wilful misconduct or fraud of the Subscription Receipt Agent. Notwithstanding any other provision hereof, this indemnity shall survive any removal or resignation of the Subscription Receipt Agent, discharge of this Agreement and termination of any duties and obligations hereunder.

10.8

Replacement of Subscription Receipt Agent

(a)

Resignation: The Subscription Receipt Agent may resign and be discharged from all further duties and liabilities hereunder, except as provided in this section, by giving to the Corporation not less than sixty (60) days’ notice in writing or, if a new subscription receipt agent has been appointed, such shorter notice as the Corporation accepts as sufficient provided that such resignation and discharge shall be subject to the appointment of a successor thereto in accordance with the provisions hereof.

(b)

Removal: The Subscription Receiptholders by Extraordinary Resolution may at any time remove the Subscription Receipt Agent and appoint a new subscription receipt agent.

(c)

Appointment of New Subscription Receipt Agent: If the Subscription Receipt Agent so resigns or is so removed or is dissolved, becomes bankrupt, goes into liquidation or otherwise becomes incapable of acting hereunder, the Corporation will forthwith appoint a new subscription receipt agent unless a new subscription receipt agent has already been appointed by the Subscription Receiptholders.

(d)

Failure to Appoint: Failing such appointment by the Corporation, the retiring Subscription Receipt Agent or any Subscription Receiptholder may apply at the expense of the Corporation to the British Columbia Supreme Court, on such notice as the Court directs, for the appointment of a new subscription receipt agent.

(e)

New Subscription Receipt Agent: Any new subscription receipt agent appointed under this Section 10.8 must be a corporation authorized to carry on the business of a transfer agent or trust company in British Columbia and, if required by the Applicable Legislation of any other province, in such other province. On any such appointment the new subscription receipt agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Subscription Receipt Agent without any further assurance, conveyance, act or deed, but there will be immediately executed, at the expense of the Corporation, all such conveyances or other instruments as, in the opinion of Counsel, are necessary or advisable for the purpose of assuring the transfer of such powers, rights, duties and responsibilities to the new subscription receipt agent including, without limitation, an appropriate instrument executed by the new subscription receipt agent accepting such appointment and, at the request of the Corporation, the predecessor Subscription Receipt Agent shall, upon payment of its outstanding remuneration and expenses, execute and deliver to the new subscription receipt agent an appropriate instrument transferring to such new subscription receipt agent all rights and powers of the Subscription Receipt Agent hereunder, and shall duly assign, transfer and deliver to the new subscription receipt agent all securities, property and all records kept by the predecessor Subscription Receipt Agent hereunder or in connection therewith. Any new subscription receipt agent so appointed by the Corporation or by the Court will be subject to removal as aforesaid by the Subscription Receiptholders and by the Corporation.

(f)

Notice of New Subscription Receipt Agent: On the appointment of a new subscription receipt agent, the Corporation will promptly give notice thereof to the Subscription Receiptholders in accordance with Section 11.2(a) hereof.

(g)

Successor Subscription Receipt Agent: A corporation into or with which the Subscription Receipt Agent is merged or consolidated or amalgamated, or a corporation succeeding to the corporate trust business of the Subscription Receipt Agent, will be the successor to the Subscription Receipt Agent hereunder without any further act on its part or on the part of any party hereto if such corporation would be eligible for appointment as a new subscription receipt agent under Section 10.8(e) hereof.

10.9

Conflict of Interest

The Subscription Receipt Agent represents to the Corporation that to the best of its knowledge at the time of the execution and delivery hereof no material conflict of interest exists between its role as an agent hereunder and its role in any other capacity and if a material conflict of interest arises hereafter it will, within thirty (30) days after ascertaining that it has such material conflict of interest, either eliminate the conflict of interest or resign its duties and obligations hereunder.

10.10

Acceptance of Duties and Obligations

The Subscription Receipt Agent hereby accepts the duties and obligations in this Agreement declared and provided for and agrees to perform them on the terms and conditions herein set forth. The Subscription Receipt Agent accepts the duties and responsibilities under this indenture solely as custodian, bailee and agent. No trust is intended to be or will be created hereby and the Subscription Receipt Agent shall owe no duties hereunder as a trustee.

ARTICLE 11
GENERAL

11.1

Notice to the Corporation and Subscription Receipt Agent

(a)

Corporation: Unless herein otherwise expressly provided, a notice to be given hereunder to the Corporation or the Subscription Receipt Agent will be validly given if delivered or if sent by registered letter, postage prepaid, or if sent by facsimile transmission (if receipt of such transmission is confirmed):

(i)

if to the Corporation:

R2 Energy Ltd.

15567 Marine Drive

White Rock, BC  V4B 1C9

Facsimile:

(604) 609-6145

Attention:

Gord Keep

with a copy to:

Cassels, Brock & Blackwell LLP

Suite 2200, 885 West Georgia Street

Vancouver, BC   V6C 3E8

Facsimile:

(604) 691-6120

Attention:

Jennifer Traub

(ii)

if to the Subscription Receipt Agent:

Computershare Trust Company of Canada

3rd Floor, 510 Burrard Street

Vancouver, BC   V6C 3B9

Email:

Corporatetrust.vancouver@computershare.com

Attention:

General Manager, Corporate Trust

and any such notice delivered or sent in accordance with the foregoing prior to 3 p.m. (Vancouver time) on a Business Day will be deemed to have been received on the date of delivery or facsimile transmission or, if mailed, on the second Business Day following the day of the mailing of the notice. The original of any document sent by facsimile transmission to the Subscription Receipt Agent shall be subsequently mailed to the Subscription Receipt Agent.

(b)

Change of Address: The Corporation or the Subscription Receipt Agent, as the case may be, may from time to time notify each of the other party hereto in the manner provided in Section 11.1(a) hereof of a change of address which, from the effective date of such notice and until changed by like notice, will be the address of the Corporation or the Subscription Receipt Agent, as the case may be, for all purposes of this Agreement.

(c)

Postal Interruption: If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving Canadian postal employees, a notice to be given to the Subscription Receipt Agent or to the Corporation hereunder could reasonably be considered unlikely to reach or likely to be delayed in reaching its destination, the notice will be valid and effective only if it is delivered to an officer of the party to which it is addressed. Any notice delivered in accordance with the foregoing will be deemed to have been received on the date of delivery to such officer.

11.2

Notice to Subscription Receiptholders

(a)

Notice: Unless herein otherwise expressly provided, a notice to be given hereunder to Subscription Receiptholders will be deemed to be validly given if the notice is sent by ordinary surface or air mail, postage prepaid, addressed to the Subscription Receiptholders or delivered (or so mailed to certain Subscription Receiptholders and so delivered to the other Subscription Receiptholders) at their respective addresses appearing on any of the registers of holders described in Section 3.1 hereof, provided, however, that if, by reason of a strike, lockout or other work stoppage, actual or threatened, involving Canadian postal employees, the notice could reasonably be considered unlikely to reach or likely to be delayed in reaching its destination, the notice will be valid and effective only if it is so delivered or is given by publication twice in the Report on Business section in the national edition of The Globe and Mail.

(b)

Date of Notice: A notice so given by mail or so delivered will be deemed to have been given on the first Business Day after it has been mailed or on the day on which it has been delivered, as the case may be, and a notice so given by publication will be deemed to have been given on the day on which it has been published as required. In determining under any provision hereof the date when notice of a meeting or other event must be given, the date of giving notice will be included and the date of the meeting or other event will be excluded. Accidental error or omission in giving notice or accidental failure to mail notice to any Subscription Receiptholder will not invalidate any action or proceeding founded thereon.

11.3

Satisfaction and Discharge of Agreement

Upon the earlier of (i) the issuance of the Unit Shares and Warrants required to be issued in compliance with the provisions hereof and payment of all consideration as provided for in Section 6.3(a) upon satisfaction of the Second Release Condition; and (ii) the payment of all consideration pursuant to Section 6.3(b) upon delivery of a Termination Notice, this Agreement will cease to be of further effect and, on demand of and at the cost and expense of the Corporation and on delivery to the Subscription Receipt Agent of a Certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Agreement have been complied with and on payment to the Subscription Receipt Agent of the fees and other remuneration payable to the Subscription Receipt Agent, the Subscription Receipt Agent will execute proper instruments acknowledging the satisfaction of and discharging of this Agreement.

11.4

Sole Benefit of Parties and Subscription Receiptholders

Nothing in this Agreement, expressed or implied, will give or be construed to give to any Person other than the parties hereto and the Subscription Receiptholders, as the case may be, any legal or equitable right, remedy or claim under this Agreement, or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Subscription Receiptholders.

11.5

Discretion of Directors

Any matter provided herein to be determined by the Directors will be determined by the Directors in their sole discretion, acting reasonably, and a determination so made will be conclusive.

11.6

Force Majeure

No Party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 11.6.

11.7

Privacy Consent

The parties acknowledge that the Subscription Receipt Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a)

to provide the services required under this Agreement and other services that may be requested from time to time;

(b)

to help the Subscription Receipt Agent manage its servicing relationships with such individuals; and

(c)

to meet the Subscription Receipt Agent’s legal and regulatory requirements.

Each party acknowledges and agrees that the Subscription Receipt Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this Agreement for the purposes described above and, generally, in the manner and on the terms described in its privacy code, which the Subscription Receipt Agent shall make available on its website or upon request, including revisions thereto. Some of this personal information may be transferred to service providers in the United States for data processing and/or storage. Further, each party agrees that it shall not provide or cause to be provided to the Subscription Receipt Agent any personal information relating to an individual who is not a party to this Agreement unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

11.8

Counterparts and Formal Date

This Agreement may be executed in several counterparts, each of which when so executed will be deemed to be an original and such counterparts together will constitute one and the same instrument and notwithstanding the date of their execution will be deemed to be dated as of the date of this Agreement.

Remainder of page left intentionally blank.

IN WITNESS WHEREOF the parties hereto have executed this Subscription Receipt Agreement as of the day and year first above written.

R2 ENERGY LTD.

Per:	s/s “Carmen Etchart”
Name: Carmen Etchart
Title: Corporate Secretary

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	s/s “Jennifer Wong”
Name: Jennifer Wong
Title: Corporate Trust Officer

Per:	s/s “Nicole Clement”
Name: Nicole Clement
Title: General Manager

SCHEDULE “A”

ESCROW RELEASE NOTICE

TO:

COMPUTERSHARE TRUST COMPANY OF CANADA

Reference is made to the subscription receipt agreement dated September 3, 2014 (the “Second Subscription Receipt Agreement”) between R2 Energy Ltd. (the “Corporation”) and Computershare Trust Company of Canada (the “Subscription Receipt Agent”). Unless otherwise defined herein, words and terms with the initial letter or letters thereof capitalized shall have the meanings given to such words and terms in the Second Subscription Receipt Agreement.

The Subscription Receipt Agent is hereby notified that the Second Release Condition has been satisfied in full in accordance with the Subscription Receipt Agreement, and, accordingly, the Subscription Receipt Agent is hereby irrevocably directed and authorized to, in accordance with Section 6.3 of the Subscription Receipt Agreement, to release the Escrowed Funds (less an amount payable to the Subscription Receipt Agent equal to its reasonable fees for services rendered and disbursements incurred) to the Corporation by means of a wire transfer in accordance with Schedule “A” attached hereto.

Within three Business Days of receipt of this Second Release Notice by the Subscription Receipt Agent, all Second Subscription Receipts will be automatically converted effective at the Second Release Time for and on behalf of the holder thereof and, without any action on the part of the holder thereof, the Corporation shall enter on the securities register of the Corporation the Unit Shares and Warrants issuable upon the conversion of such Second Subscription Receipts for each holder.

The Corporation hereby confirms that the issuance of these Unit Shares and Warrants has been duly authorized by all necessary action and that when issued, the Unit Shares and Warrants will be fully paid and non-assessable.

This Second Release Notice, which may be signed in counterparts and delivered by facsimile, is irrevocable and shall constitute your good and sufficient authority for taking the actions described herein.

DATED this ___________ day of _____________, 2014.

R2 ENERGY LTD.
Per:
Name:
Title:

SAN ANTONIO VENTURES INC.
Per:
Name:
Title: